Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON COMPLETES PRIVATE PLACEMENT OF FLOW-THROUGH SHARES FOR PROCEEDS OF APPROX. CAD$930,000

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, ON – December 31, 2020. Denison Mines Corp. ("Denison" or the "Company") (DML: TSX; DNN: NYSE American) is pleased to announce that today it has completed a non-brokered private placement of common shares that qualify as “flow-through shares” for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of CAD$0.86 per share, for gross proceeds of approximately CAD$930,000 (the "Offering").

The financing was priced on December 16, 2020 at a 17% premium to the then 5-day volume weighted average price (“VWAP”) of the Company’s shares on the TSX.

David Cates, President and CEO of Denison, commented, "This small financing was led by strong insider participation – with Denison Directors and Officers accounting for over 50% of the Offering, even after a significant increase in the Company’s share price during the first half of December. These funds were raised selectively, on a flow-through basis and at a premium, with the primary purpose of allowing the Company to participate in exploration on non-operated joint venture projects, where work has been planned by the operator for early 2021. Using the proceeds from this flow-through financing to fund exploration preserves the Company’s non-flow-through capital, raised earlier in 2020, to fund the advancement of its flagship Wheeler River project."

The Company has agreed to use the gross proceeds from the sale of the Flow-Through Shares for "Canadian exploration expenses" that also qualify as “flow-through mining expenditures” (within the meanings of the Income Tax Act (Canada)), related to the Company's Canadian uranium mining exploration projects in Saskatchewan, and renounce such Canadian exploration expenses with an effective date of no later than December 31, 2020.

The Company currently intends to use the proceeds of the Offering to fund its share of exploration expenditures expected to be incurred in early 2021 on certain of its non-operated joint venture projects and other Denison operated projects in the Athabasca Basin region.

The Flow-Through Shares issued in connection with the Offering are subject to a statutory hold period in accordance with applicable Canadian securities legislation.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Flow-Through Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or any U.S. state securities laws and may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or any U.S. state securities laws or compliance with an applicable exemption from such registration requirements.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.90% interest in the Tthe Heldeth Túé (“THT”, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison's Elliot Lake reclamation projects and provides post-closure mine and maintenance services to industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes 'forward-looking information', within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'plans', 'expects', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates', or 'believes', or the negatives and/or variations of such words and phrases, or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur', 'be achieved' or 'has the potential to'. In particular, this news release contains forward-looking information pertaining to the following: the Company's expectations regarding the Offering, including the use of proceeds thereof; and Denison's percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 13, 2020 under the heading 'Risk Factors'. These factors are not and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.